250 WILLIAMS STREET
SUITE E-100
ATLANTA, GA 30303

(P) 404.302.9700
www.internap.com

July 14, 2010

Craig Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Internap Network Services Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 2, 2010
File No. 000-31989

Dear Mr. Wilson:

Set forth below are Internap Network Services Corporation’s (the “Company”) responses to the comments raised in your letter to the Company dated June 30, 2010 (the “Comment Letter”). For your convenience, we have numbered each of the Company’s responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 41

1.
We note your statement that, “A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please tell us in your response letter, and clarify in future filings, whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the applicable period. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures, as we note you have done in your Form 10-Q for the quarterly period ended March 31, 2010. Refer to Section II.F.4 of SEC Release 34-47986.

Company’s Response:

In future filings, the Company will remove the discussion of the level of assurance of the Company’s disclosure controls and procedures.

July 14, 2010

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on April 30, 2010)

Compensation Discussion and Analysis

Annual Incentive Compensation, page 17

2.
You disclose that “adjusted EBITDA” and “free cash flow” were among the corporate financial targets used to determine 2009 annual incentive compensation for your named executive officers. Please clearly identify such metrics used to determine executive compensation as non-GAAP financial measures, and briefly explain how they are calculated from your audited financial statements. Refer to Instruction 5 to item 402(b) of Regulation S-K.

Company’s Response:

As disclosed in the Company’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2010 (the “Definitive Proxy Statement”), awards under the Company’s 2009 short term incentive plan were based on achievement of four criteria, two of which were non-GAAP financial measures of (a) adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) and (b) free cash flow.

As included in the Company’s earnings press releases furnished as exhibits to its current reports on Form 8-K, the Company defines adjusted EBITDA as loss from operations plus (a) depreciation and amortization, (b) loss on disposals of property and equipment, (c) impairments and restructuring and (d) stock-based compensation.

Free cash flow is defined as adjusted EBITDA less capital expenditures.

As described in the Company’s Definitive Proxy Statement, awards under the Company’s 2010 short term incentive plan will be based on revenue and adjusted EBITDA, as well as achievement of personal goals. In its Compensation Discussion and Analysis to be included or incorporated by reference into Item 11 of the Form 10-K for its fiscal year ending December 31, 2010, the Company will include the disclosure outlined above to explain how adjusted EBITDA, a non-GAAP financial measure, is calculated from the audited financial statements.

Definitive Proxy Statement on Schedule 14A filed on April 30, 2010

Corporate Governance

Board Leadership Structure, page 9

3.
We note your description of the company’s leadership structure and your statement that the board of directors does not have a formal policy with respect to whether the chief executive officer should also serve as chairman of the board. While you describe in general the type of factors the board considers when making decisions regarding leadership structure, for example, “the person filling each role” and “the competitive and economic environment facing the company,” you do not appear to explain with sufficient specificity why the board has determined, based on such factors, that Internap’s current leadership structure is appropriate at this time, given the company’s particular characteristics or circumstances. See Item 407(h) of Regulation S-K. Please advise.

July 14, 2010

Company’s Response:

The Company proposes to revise its disclosure regarding board leadership structure to provide more specificity on why the current leadership structure is appropriate for the Company at such time. In this regard, the Company will include in next year’s Schedule 14A (to the extent then still applicable) disclosure substantially similar in scope to the following. We have included new disclosure in double underline font below and deleted disclosure in strikethrough font so that you may more readily review the enhanced disclosure.

Board Leadership Structure

Our Board of Directors does not have a formal policy with respect to whether the Chief Executive Officer should also serve as Chairman of the Board. ~~Our Corporate Governance Guidelines provide only that if our Chairman is not independent, then the Board also may designate a Lead Director who will be independent~~. Our Board makes the decision regarding leadership structure based on its evaluation of the experience, skills and personal interaction between persons in leadership roles as well as the needs of Internap at any point in time. ~~circumstances in existence and the specific needs of the company and the Board at the time it reviews either or both roles.~~ When making this decision, the Board considers factors such as:

●	the person filling each role and his or her experience at the company and/or in the industry in which the company operates;
●	the composition, independence and effectiveness of the entire Board;
●	other corporate governance structures in place;
●	the compensation practices used to motivate our leadership team;
●	our leadership succession plan; and
●	the competitive and economic environment facing the company.

The Board periodically reviews its leadership structure to ensure that it remains the optimal structure for our company and our stockholders.

Since April 2002, we have had different individuals serving as our Chairman of the Board of Directors and Chief Executive Officer. Currently, Daniel C. Stanzione is our Chairman and J. Eric Cooney is our Chief Executive Officer and President. As an independent Chairman, Dr. Stanzione leads the Board in its role to provide general oversight of strategic planning for the company and to provide guidance and support for the Chief Executive Officer. Further, the Chairman sets the agenda for and presides over meetings of the full Board. As Chief Executive Officer, Mr. Cooney is responsible for developing and executing the corporate strategy, as well as for overseeing the day-to-day operations and performance of the company.

We believe that separating the roles of Chairman and Chief Executive Officer represents an appropriate allocation of roles and responsibilities ~~the appropriate structure for the company~~ at this time given, among other things, the company’s size and organizational structure. By keeping these roles separate, the company is able to reap the benefits of Dr. Stanzione’s experience, independence and tenure as a director of the company, which dates back to2004. Mr. Cooney is well-positioned as the leader to develop and execute the company’s corporate strategy and is free to focus on day-to-day challenges.

July 14, 2010

The company believes this separation of responsibility is appropriate to provide independent Board oversight of and direction for the company’s executive management team, led by Mr. Cooney. Further, the company believes that having an independent Chairman provides for more effective monitoring and objective evaluation of the Chief Executive’s performance which enables more direct accountability for the Chief Executive Officer’s performance.

Our Corporate Governance Guidelines provide that if our Chairman is not independent, the Board may designate a Lead Director who will be independent. The Board, however, has not determined it necessary to designate a Lead Director as the company feels our current structure, as described above, functions well and provides the necessary separation of roles.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-9

4.
We note that you disclose on page F-9 that during 2009 you consolidated your CDN services segment into your IP services segment and your data center services segment. As a result, your newly-combined IP services segment is comprised of two reporting units (services and products), and your data center services continue to be a single reporting unit. Please tell us how you have considered the provisions of ASC 805-10 in determining that your CDN services do not constitute a business that represents a separate reporting unit.

Company’s Response:

The Company evaluated the provisions of Accounting Standards Codification (“ASC”) 350-20, Goodwill and Other, in identifying its reporting units subsequent to its segment realignment in the second quarter of 2009. Specifically, the Company considered whether or not its CDN services met the definition of a business in accordance with the provisions of ASC 805-10, Business Combinations. Since it acquired the CDN services business from VitalStream Holdings, Inc. (“VitalStream”) in 2007, the Company has made significant advancements in the technology behind both its CDN and IP services delivery platforms, which included significant integration of the two technologies. During 2009, the Company substantially integrated the primary components of its CDN services with its Internet Protocol (“IP”) services into the IP services segment, which included the physical integration of CDN points of presence, into its private network access points along with aggregating engineering and operations teams.

Under ASC 805-10, a business has to have inputs, processes and outputs that a market participant can manage for economic benefit. The Company’s CDN and IP services technologies have been substantially integrated such that if the assets solely dedicated to CDN services were stripped away from the assets needed to provide IP services, a market participant would not have the necessary assets and underlying technology needed to stream CDN content over the internet and thereby obtain economic benefits. If the Company grouped all of the assets and technologies needed to provide CDN services in a sale to a hypothetical market participant, that hypothetical market participant would also have all of the assets and technology necessary to provide the Company’s IP services as well. As the CDN and IP services technology have become integrated such that the Company cannot provide CDN services without the inputs, processes and outputs needed to deliver IP services, the Company concluded that its CDN services did not meet the definition of a business subsequent to the reorganization of the Company’s segments.

July 14, 2010

5.
We note that you disclosure on page 28 that based on an analysis of your projected future U.S. -tax income, you do not have sufficient positive evidence to release the valuation allowance which is currently recorded against 100% of your U.S. deferred tax assets. We further note from your disclosure on page 27 that the fair value of your reporting units was derived using an income approach, and that the fair value of your IP services reporting unit exceeded the carrying value by 18%. Please tell us if the assumptions you used to project future taxable income are consistent with the cash flow assumptions you used to determine the fair value of your reporting units. Explain to us any material differences and discuss the reasons. To the extent that there are material differences that are reasonably likely to impact future results of operations and financial position, tell us what consideration you gave to disclosure of those effects in MD&A.

Company’s Response:

The Company did not prepare two sets of financial projections in determining the need for a valuation allowance over deferred tax assets and in determining the fair value of its reporting units. In projecting the fair value of the IP services segment, management assumed discounted cash flows for years 2010 through 2017. In determining the recognition of deferred tax assets, management primarily focused on the trend of historical financial results. In determining the need for a valuation allowance, the Company believes that the negative historical evidence (e.g. cumulative 12 quarters of operating losses with the addition of permanent items) provides sufficient negative evidence that outweighs positive evidence provided by the Company’s projections developed in the aforementioned discounted cash flows analysis. Based upon this evidence, the Company does not feel it is appropriate to release the valuation allowance until such negative evidence is reduced. The disclosure that “we do not have sufficient positive evidence,” reflects the Company’s expectation that projected taxable income will not create adequate positive evidence to outweigh the negative evidence evaluated under ASC 740, Income Taxes, to recognize United States deferred tax assets in the next 12 months.

6.
Please tell us the carrying value as of December 31, 2009 of your finite lived intangible assets and long lived assets that were recorded with the acquisition of VitalStream Holdings, Inc. Please provide us with a roll-forward analysis of the acquired other intangible asset balances and changes associated with the VitalStream Holdings, Inc. acquisition and other intangible assets for fiscal years 2007 to 2009. Also, please tell us how you have defined the asset group or groups for these assets for purposes of performing your impairment analysis subsequent to your reorganization of segments. Your response should include a discussion of your consideration of the provisions of ASC 360-10. Further, please tell us if any impairment tests were performed during 2009 for these assets or asset groups.

Company’s Response:

As of December 31, 2009, the carrying value of the Company’s finite lived intangible assets and property, plant and equipment recorded with the acquisition of VitalStream were $20,326,000 and $0, respectively.

July 14, 2010

Following is a roll-forward analysis of the Company’s finite lived intangible assets (in thousands):

	VitalStream	Other	Total
Balance, January 1, 2007	$—	$1,785	$1,785
Acquisition of several developed technologies (enterprise, small business and advertising) and contract based intangibles	46,500	—	46,500
Less: amortization	(4,832)	(445)	(5,277)
Balance, December 31, 2007	41,668	1,340	43,008
Less: Impairment charge on acquired developed advertising technology and VitalStream trade name	(2,636)	—	(2,636)
Less: amortization	(5,990)	(440)	(6,430)
Balance, December 31, 2008	33,042	900	33,942
Less: Impairment charge on acquired developed advertising technology	(4,134)	—	(4,134)
Less: amortization	(8,582)	(444)	(9,026)

Balance, December 31, 2009	$20,326	$456	$20,782

In June 2009, the Company recorded an impairment charge of $4.1 million related to management’s decision not to continue the Company's advertising business model.  Following this impairment charge, the Company reduced the life of the related developed advertising technology asset to $0.

During the second quarter of 2009, the Company also assessed whether there were any triggering events under ASC 360-10, Property, Plant and Equipment, that would indicate whether or not the value of the remaining long-lived assets might not be recoverable and should thus be tested for impairment. Based on its analysis of possible triggering events, the Company did not note any factors that would indicate that the value of the intangible assets might be not be recoverable and, thus, the Company did not test for impairment.

For purposes of performing an impairment analysis, subsequent to the reorganization of segments, the Company would consider ASC 360-10 when defining its asset groups provided that factors exist that indicate the value of the long-lived assets are not recoverable. In grouping the Company’s assets, management expects that the Company’s asset grouping would consist of the primary technologies for each asset group and the related long-lived assets (i.e. IP technologies and the related long-lived assets, and datacenter long-lived assets) to generate separately-identifiable cash flows that are largely independent of cash flows of other assets and liabilities. During the third and fourth quarters of 2009, there were no triggering events that necessitated an impairment test.

Revenue Recognition, F-11

7.
We note that in your January 11, 2008 letter to the staff you asserted that with respect to your arrangements that include a service level guarantee, you are able to determine whether you have met your contractual performance levels at the time of revenue recognition and, therefore, your fees are considered fixed and determinable. We further note that you disclosed in your current report on Form 8-K dated March 18, 2008, that the preparation of the financial statements of the Company was delayed principally due to requests for customer credits subsequent to year end. Please tell us if these sales adjustments related to your service level guarantees. If they do relate to service level guarantees, please tell us how you have considered the provisions of SAB Topic 13, Section A.4.a., in light of credits issued subsequent to the performance date and revenue recognition.

July 14, 2010

Company’s Response:

The Company captures and addresses service level guarantees in the same period as it recognizes revenue. The sales adjustments noted in the Company’s current report on Form 8-K dated March 18, 2008 did not relate to the Company’s service level guarantees. These customer credits primarily related to requests for sales credits for billing errors and adjustments in the then-newly acquired VitalStream, which resulted in a material weakness in the internal control environment in the Company’s then-existing CDN business segment for the year ended December 31, 2007. The Company remediated this material weakness in the year ended December 31, 2008.

Income taxes, page F-26

8.
You disclose a 2008 study reducing your net operating loss carryforwards due to limitations under Section 382 of the Internal Revenue Code. The reduction relates to an ownership change in 2001 that caused a revision to all periods presented. Please further explain to us how you accounted for this revision in the periods presented and reference the supporting authoritative accounting literature in your response.

Company’s Response:

The reduction in the deferred tax asset and related valuation allowance was the result of the Section 382 study that was referenced in the Company’s disclosure and was made in accordance with ASC 740 to adjust the deferred tax assets to the tax benefit the Company expects to receive. The revision resulted in a reduction in the deferred tax asset and a reduction in the corresponding valuation allowance. The revision did not have an impact on the balance sheets or the statement of operations. The adjustment resulted in the reduction of the balances that the Company disclosed in the footnotes to its consolidated financial statements beginning with the earliest period presented. The Company did not recognize any deferred tax assets related to the net operating losses in any period subsequent to the initial 2001 Section 382 study; therefore, no prior period balance sheet or statement of operations were affected by the updated study in 2008. The Company made this revision in accordance with Statement of Accounting Bulletin (“SAB”) Topic 5F and ASC 250-10. The Company prepared a SAB 99 analysis to determine the proper disclosure for the updated assumptions regarding the 2001 Section 382 study. The Company determined that revision treatment was appropriate as it was not considered material as there was no impact on earnings or results of operations.  Additionally, certain qualitative factors were considered which did not indicate that the misstatement was qualitatively material. Based on the consideration of the quantitative and qualitative factors, the Company concluded that the overstatement of its gross net operating loss disclosure, the related deferred tax asset on those net operating losses and the related full valuation allowance was not material and, therefore, restatement of prior period financial statements was unnecessary.

******

The Company acknowledges that:

●           the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

July 14, 2010

●           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

●           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. If you have any further questions or would like additional information regarding these matters please do not hesitate to call the Company’s Chief Financial Officer, George E. Kilguss III, or the Company’s General Counsel, Richard P. Dobb, each of whom can be reached at 877.843.7627.

Sincerely,

/s/ J. Eric Cooney
J. Eric Cooney
Chief Executive Officer

cc:	George E. Kilguss III, Chief Financial Officer
John Nee, PricewaterhouseCoopers LLP